EXHIBIT 99.1

Hydrogenics Reports Fourth Quarter and Full Year 2013 Results

Ends 2013 With Record Revenue and Strong Backlog for Future Growth

MISSISSAUGA, Ontario, March 7, 2014 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported fourth quarter and full year 2013 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

"Hydrogenics ended 2013 stronger than at any point in its history – with record revenue of $42.4 million, backlog of $57.0 million, and $13.8 million in cash," said Daryl Wilson, President and Chief Executive Officer. "We continue to see the same demand trends that have propelled the Company forward, as global interest in hydrogen-based power and energy solutions accelerates.

"We are encouraged with progress in our energy storage applications. Later this year E.ON will open the most advanced Power-to-Gas facility in the world and the largest PEM electrolysis installation producing hydrogen. Given energy storage opportunities such as this, the growing demand for fueling stations, new fuel-cell applications within the mobility and backup power sectors, and the underlying strength of our industrial electrolysis business, Hydrogenics is on sound footing for 2014 – to pass the $50 million revenue barrier and break into profitability."

Highlights for the Quarter Ended December 31, 2013 (compared to the quarter ended December 31, 2012, unless otherwise noted)

  Revenue increased by 12% to $11.0 million reflecting higher sales in the Company's Power Systems business unit.
  Gross profit improved 11.1 percentage points to $2.7 million, or 24.6% of revenue for the quarter.
  Cash Operating Costs1 declined 20% to $2.9 million for the quarter, principally due to an increase in R&D funding in the quarter.
  Adjusted EBITDA loss was $0.2 million a 93% improvement and evidence of substantial progress toward profitability. (See footnote at the end of this release as the Company's definition of Adjusted EBITDA has changed).
  Net loss in the quarter was $3.1 million a decline of $0.3 million from the fourth quarter of 2012.
  Hydrogenics secured $14.3 million of orders for renewable energy storage, industrial gas and power system applications during the quarter, resulting in an order backlog of $57.0 million as of December 31, 2013. Order backlog movement during the fourth quarter (in $ millions) was as follows:
	Sept. 30, 2013 Backlog	Orders Received	FX	Orders Delivered	Dec. 31, 2013 Backlog

OnSite Generation	$17.1	$12.2	$0.1	$6.9	$22.5
Power Systems	35.6	2.1	0.9	4.1	34.5
Total	$52.7	$14.3	$1.0	$11.0	$57.0
  The Company exited the fourth quarter with $13.8 million of cash and restricted cash, a $0.8 million decrease from September 30, 2013, primarily reflecting: (i) a $1.5 million decrease in working capital; and (ii) $0.2 million related to the purchase of property, plant and equipment; partially offset by (iii) $1.3 million of proceeds from loan advances.

Highlights for the Year Ended December 31, 2013 (compared to the Year Ended December 31, 2012, unless otherwise noted)

  Revenue improved by 34% to $42.4 million, an increase of $10.7 million, primarily reflecting higher sales in the Company's Power Systems business unit driven by a contract for integrated power propulsion systems as well as the delivery of fuel cell modules to Hydrogenics' major telecom backup power partner, CommScope, Inc.
  Gross profit increased by $6.8 million to $12.1 million, to 28.4% of revenue, driven by improved margins from the OnSite Generation business unit and higher revenue from the Power Systems business unit.
  Cash operating costs were $13.5 million, versus $15.3 million last year, with costs as a percent of revenue falling 16%. The year-over-year change primarily reflects an increase in external R&D funding of $1.3 million as well as a decrease in corporate R&D expenses of $0.5 million; the lower R&D spending was driven by greater resource allocation within the Power Systems business unit. Cash operating costs included a slight increase of $0.1 million in SG&A expenses.
  Adjusted EBITDA loss was $1.2 million versus $10.1 million in 2012, primarily reflecting the above noted changes.
  Net loss was $8.9 million, a 30% reduction from the $12.8 million reported in 2012.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company's share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.

  Adjusted EBITDA is defined as net loss excluding stock based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics' ongoing operational results. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details

Hydrogenics will hold a conference call at 10:00 a.m. EST on March 7, 2014 to review the fourth quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in  Germany, Belgium and Canada and service centres in Russia, Europe, the US and Canada.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Reconciliation of Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

	3 months ended		Year ended
	31-Dec-13	31-Dec-12	31-Dec-13	31-Dec-12

Adjusted EBITDA	(162)	(2,321)	(1,214)	(10,062)

Less:

Stock-based compensation	145	36	631	530

Cash settled compensation indexed to share price	2,021	413	4,223	768

Net Finance losses	624	426	2,125	572

Depreciation and amortization	145	197	712	870

Other loss	3	(5)	3	(5)

Net Loss	(3,100)	(3,388)	(8,908)	(12,797)

Hydrogenics Corporation
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)
	December 31	December 31
	2013	2012
Assets		As Revised
Current assets
Cash and cash equivalents	$11,823	$13,020
Restricted cash	635	3,039
Trade and other receivables	5,391	5,769
Grants receivable	--	16
Inventories	12,821	11,848
Prepaid expenses	979	915
	31,649	34,607
Non-current assets
Restricted cash	1,389	743
Property, plant and equipment	1,684	1,399
Intangible assets	100	107
Goodwill	5,248	5,021
	8,421	7,270
Total assets	$40,070	$41,877
Liabilities
Current liabilities
Trade and other payables	13,193	11,551
Warranty provisions	1,912	1,252
Deferred revenue	6,348	11,706
Warrants	1,075	1,545
	22,528	26,054
Non-current liabilities
Other non-current liabilities	3,095	2,384
Non-current warranty provisions	981	556
Non-current deferred revenue	7,305	8,576
Total liabilities	33,909	37,570
Equity
Share capital	333,312	323,513
Contributed surplus	18,449	17,995
Accumulated other comprehensive loss	(249)	(999)
Deficit	(345,351)	(336,202)
Total equity	6,161	4,307
Total equity and liabilities	$40,070	$41,877

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)
	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012
		As Revised		As Revised
Revenues	$11,000	$9,817	$42,413	$31,697
Cost of sales	8,295	8,489	30,352	26,448
Gross profit	2,705	1,328	12,061	5,249

Operating expenses
Selling, general and administrative expenses	4,948	3,408	16,275	13,027
Research and product development expenses	230	887	2,566	4,452
Other (gains) losses	3	(5)	3	(5)
	5,181	4,290	18,844	17,474
Loss from operations	(2,476)	(2,962)	(6,783)	(12,225)

Finance income (expenses)
Interest income	--	18	11	26
Interest expense	(133)	(92)	(426)	(329)
Foreign currency gains	265	381	517	755
Foreign currency losses	(67)	(27)	(162)	(586)
Other finance gains (losses), net	(689)	(706)	(2,065)	(438)
Finance income (loss), net	(624)	(426)	(2,125)	(572)

Loss before income taxes	(3,100)	(3,388)	(8,908)	(12,797)
Income tax expense	--	--	--	--
Loss for the period	(3,100)	(3,388)	(8,908)	(12,797)

Items that will not be reclassified to net loss:
Re-measurements of actuarial losses	--	241	--	241
Items that will be reclassified subsequently to net loss:
Exchange differences on translating foreign operations	232	227	509	126
Comprehensive loss for the period	$ (2,868)	$ (2,920)	$ (8,399)	$ (12,430)

Net loss per share
Basic and diluted	$ (0.34)	$ (0.40)	$ (1.04)	$ (1.74)

Weighted average number of common shares outstanding	9,003,960	7,724,427	8,592,600	7,371,908

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)
	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012
		As Revised		As Revised
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$ (3,100)	$ (3,388)	$ (8,908)	$ (12,797)
Decrease (Increase) in restricted cash	(30)	(424)	1,758	(1,607)
Items not affecting cash:
Loss on disposal of assets	3	7	3	7
Amortization and depreciation	145	197	712	870
Other finance (gains) losses, net	689	706	2,065	438
Unrealized foreign exchange gains	(4)	(148)	(120)	(257)
Stock-based compensation	145	83	631	577
Portion of borrowings recorded as a reduction from research and development expenses	(645)	(155)	(934)	(981)
Accreted non-cash interest	91	84	349	288
Payment of post-retirement benefit liability	(22)	(23)	(97)	(100)
Liabilities for compensation indexed to share price	2,021	413	4,223	768
Net change in other non-cash working capital	(1,267)	9,551	(8,879)	11,631
Cash used in operating activities	(1,974)	6,903	(9,197)	(1,163)

Investing activities
Proceeds from disposal of property, plant and equipment		26	--	26
Purchase of property, plant and equipment	(214)	(54)	(939)	(424)
Purchase of intangible assets	--	2	(32)	(2)
Cash used in investing activities	(214)	(26)	(971)	(400)

Financing activities
Payment of repayable government contributions	(55)	(84)	(393)	(308)
Proceeds of borrowings, net of transaction costs	1,257	(249)	1,782	1,621
Proceeds of operating borrowings		1,182	1,412	1,182
Repayment of operating borrowings	--	(1,182)	(1,412)	(1,182)
Common shares issued, warrants and options exercised, net of issuance costs	41	327	7,280	5,178
Cash provided by financing activities	1,243	(6)	8,669	6,491
Effect of exchange rate fluctuations on cash and cash equivalents held	118	228	302	307
Increase (decrease) in cash and cash equivalents during the period	(827)	7,099	(1,197)	5,235
Cash and cash equivalents - Beginning of period	12,650	5,921	13,020	7,785
Cash and cash equivalents - End of period	$11,823	$13,020	$11,823	$13,020
CONTACT: Hydrogenics Contacts:

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com